Exhibit 4.3

BIOAMBER INC.

FIRST AMENDMENT

TO THE AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

THIS FIRST AMENDMENT TO THE AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT (this “Amendment”), entered into as of November 4, 2011, by and among BIOAMBER INC., a Delaware corporation (the “Corporation”), and the undersigned Security Holders (as defined in the Shareholders Agreement defined below).

R E C I T A L S

WHEREAS the Corporation and certain parties identified on the signature pages thereto are parties to that certain Amended and Restated Shareholders Agreement dated as of April 15, 2011 (the “Shareholders Agreement”);

WHEREAS, pursuant to its Section 12.5, the Shareholders Agreement may be amended or otherwise modified by an instrument in writing executed by (i) the Corporation, (ii) the Shareholders holding a majority of the then outstanding Shares of the Corporation, and (iii) the Investors representing an Investor Super-Majority, as such terms are defined in the Shareholders Agreement (the “Requisite Consent”);

WHEREAS, upon execution of this Amendment, the Requisite Consent shall have been received, and this Amendment shall be binding upon the Corporation and all Security Holders who are parties to the Shareholders Agreement;

WHEREAS the Security Holders who are parties to this Amendment believe that it is in their best interests to amend the terms and conditions of the Shareholders Agreement as set out in this Amendment; and

WHEREAS the Corporation has agreed to be a party to this Amendment in order to acknowledge the amendment to certain rights conferred upon the Security Holders in the Shareholders Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, it is mutually agreed by and among the parties as follows:

A G R E E M E N T

1.	AMENDMENTS TO SHAREHOLDERS AGREEMENT

1.1	Section 1.1 – Definition of Subsidiary. The definition of “Subsidiary” contained Section 1.1 of the Shareholders Agreement is deleted and replaced with the following:

“Subsidiary” – means any partnership, limited liability company, corporation, company or other entity, wherever or however incorporated, under the control of the Corporation. As of the date hereof, (i) BioAmber Canada Inc., a Canadian corporation, (ii) BioAmber S.A.S., a Société par Actions Simplifiée, (iii) BioAmber USA Inc., a Delaware corporation, (iv) Sinoven Biopolymers, Inc., a Delaware corporation, (v) Sinoven Biopolymers Trading (Shanghai), LLC, a Chinese limited liability company, (vi) Bluewater Biochemicals Inc., a Canadian Corporation and (vii) BioAmber International SÀRL, a Luxembourg Societe a Responsabilite Limitee are the only Subsidiaries of the Corporation.

1.2	Section 1.1 – Definition of Financing Round. The definition of “Financing Round” contained in Section 1.1 of the Shareholders Agreement is hereby deleted in its entirety.

1.3	Section 3.1 – Size of the Board. Section 3.1 of the Shareholders Agreement is deleted and replaced with the following:

3.1	Size of the Board. Each Shareholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at seven (7) Directors.

1.4	Section 3.2 – Board Composition. Paragraph (e) of Section 3.2 of the Shareholders Agreement is deleted and replaced with the following:

e.	three (3) Directors nominated by the other members of the Board who are nominated pursuant to paragraphs (a), (b), (c) and (d) above, one of which shall be the Chairman of the Corporation’s Audit Committee.

1.5	Section 3.2 – Board Composition. The following is added at the end of Section 3.2 of the Shareholders Agreement:

Notwithstanding anything else set forth herein, a majority of the Directors who are nominated pursuant to paragraphs (a), (b), (c) and (d) above shall have the authority to replace any of the Directors appointed pursuant to paragraph (e) above.

1.6	Section 3.8(a) – Audit Committee. Paragraph (a) of Section 3.8 of the Shareholders Agreement is deleted and replaced with the following:

The Corporation agrees that the Board at all times shall maintain an audit committee (the “Audit Committee”) comprised of three (3) Directors:

(i)	one (1) of which shall be the Naxos Nominee (for so long as Naxos has the right under this Agreement to designate the Naxos Nominee for election as a Director);

(ii)

for so long as each of Sofinnova and Mitsui has the right under this Agreement to designate the Sofinnova Nominee and the Mitsui Nominee, respectively, for election as a Director, if requested jointly by Sofinnova and Mitsui, one (1) of which shall be either the Sofinnova Nominee or the

Mitsui nominee, as determined jointly by Sofinnova and Mitsui and if requested by Mitsui & Co.; provided that if one of Sofinnova and Mitsui loses the right to designate a nominee for election as a Director under this Agreement, the other will have the right to exercise the right granted under this sub-paragraph (ii) alone;

(iii)	one (1) of which shall be appointed by the Board from among the Directors nominated pursuant to paragraph (e) of Section 3.2 and who shall serve as Chairman of the Audit Committee.; and

(iv)	provided that no representative to the Audit Committee shall be an employee of the Corporation and that no Investor shall have more than one representative on the Audit Committee.

The Audit Committee’s authority and duties shall be as set forth in the Board’s enabling resolutions adopted in connection with the establishment of such committee, and shall include selection of the Corporation’s independent accountants and approval of the Corporation’s accounting and internal reporting policies. Actions of the Audit Committee shall require the approval of a majority of the members of the Audit Committee.

1.7	Section 3.11 – Observers. Paragraph (a) of Section 3.11 of the Shareholders Agreement is deleted and replaced with the following:

In addition to its other rights under this Agreement, Naxos shall be entitled to designate two (2) non-voting observers, who are initially expected to be Mr. Robert Frost and Ms Carole Piwnica (each, a “Naxos Observer”) and Mitsui CVP shall be entitled to designate one (1) non-voting observer (the “Mitsui Observer”). The Board may allow for one (1) additional non-voting observer, acting as representative of an Investor other than Naxos and Mitsui CVP or of other group(s) of Shareholders (the “Other Observer”, and collectively with the Naxos Observers and the Mitsui Observer, the “Observers”).

1.8	Section 3.12 – Investors’ Approval. Paragraph (viii) of Section 3.12 of the Shareholders Agreement is deleted and replaced with the following:

(a) The retention of any investment bank or similar advisor in connection with any proposed sale of any equity interests in the Corporation or its Subsidiaries or any of their assets, (b) the entry into a letter of intent (whether binding or non-binding) with respect to the same, or (c) the filing a registration (Form S-1) with the Securities and Exchange Commission with respect to a possible initial public offering of the Corporation’s shares of common stock.

1.9	Section 3.14 – Business Advisory Board. The following is added as a new Section 3.14 of the Shareholders Agreement:

The Corporation and the Board shall at all times cause to be maintained a Business Advisory Board (the “Business Advisory Board”), which shall be comprised of such individuals as may be jointly designated from time to time by the Board and the Corporation’s senior management. For so long as Naxos is entitled to appoint a Director to the Board, Naxos shall be entitled to appoint the chairman of the Business Advisory Board, which individual need not be a Director or Observer. The Business Advisory Board’s duties shall be as set forth in the enabling charter approved by the Board, and essentially consist in advising the Corporation’s senior management concerning the operations of the Corporation. The Business Advisory Board shall meet at least four (4) times annually, or more frequently as circumstances dictate. Any meeting of the Business Advisory Board may be held by telephone, videoconference or any other means of telecommunication.

1.10	Section 5.1 – Anti-Dilution. Section 5.1 of the Shareholders Agreement is deleted and replaced with the following:

Subject to Section 5.2,

(a) if at any time after the date of this Agreement and prior to completion of an IPO, the Corporation issues (i) any Shares at a price per Share of less than $369.14 (subject to proportionate adjustment in the event of any stock splits, combinations, reclassifications or similar events), or (ii) any Convertible Securities which, if exercised, would result in the issuance of Shares at a price per Share of less than $369.14 (subject to proportionate adjustment in the event of any stock splits, combinations, reclassifications or similar events) (each a “Dilutive Issuance”), each of the Investors having purchased Shares in one or more of (a) Corporation’s private placements closed on April 15, 2011, (b) Corporation’s private placements closed on the date hereof and (c) the secondary sale transaction completed pursuant to the Stock Purchase Agreement dated as of May 9, 2011 entered into between the Corporation, Boivin Desbiens Senécal, g.p., acting as Escrow Agent pursuant to such Agreement, the sellers set forth on Schedule A thereto and the purchasers set forth on Schedule B thereto (collectively, the “Private Placements”) will be entitled to receive, upon closing of any such Dilutive Issuance, for no additional consideration, a number of Shares equal to the result of the following formula:

(369.14 x A / B ) – A

Where: “A” is the aggregate number of Shares purchased by the Investor in the Private Placements (subject to proportionate adjustment in the event of any stock splits, combinations, reclassifications or similar events as at the date of the moment immediately preceding the Dilutive Issuance); and “B” is the issue price per Share of the Dilutive Issuance. and

(b) if at any time after the date of this Agreement and prior to completion of an IPO, the Corporation issues (i) any Shares at a price per Share of $369.14 or more but less that $997.00 (subject to proportionate adjustment in the event of any stock splits, combinations, reclassifications or similar events), or (ii) any Convertible Securities which, if exercised, would result in the issuance of Shares at a price per Share of $369.14 or more but less than $997.00 (subject to proportionate adjustment in the event of any stock splits, combinations, reclassifications or similar events) (each a “Less Dilutive Issuance”), each of the Investors having purchased Shares in the Corporation private placement closed on the date hereof (the “November Placement”) will be entitled to receive, upon closing of any such Less Dilutive Issuance, for no additional consideration, a number of Shares equal to the result of the following formula:

(997.00 x A / B ) – A

Where: “A” is the number of Shares purchased by the Investor in the November Placement (subject to proportionate adjustment in the event of any stock splits, combinations, reclassifications or similar events as at the date of the moment immediately preceding the Less Dilutive Issuance); and “B” is the issue price per Share of the Less Dilutive Issuance.

1.11	Section 6.5 – Legend. The legend in Section 6.5 of the Shareholders Agreement is deleted and replaced with the following:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT DATED AS OF APRIL 15, 2011 (AS AMENDED BY THAT CERTAIN FIRST AMENDMENT, DATED AS OF NOVEMBER 4, 2011, THE “SHAREHOLDERS’ AGREEMENT”) BY AND AMONG BIOAMBER INC. (THE “CORPORATION”) AND CERTAIN OF THE CORPORATION’S SHAREHOLDERS. THE TERMS OF SUCH SHAREHOLDERS’ AGREEMENT INCLUDE, AMONG OTHER THINGS, A VOTING AGREEMENT AMONG CERTAIN OF THE CORPORATION’S SHAREHOLDERS AND CONTRACTUAL PREEMPTIVE RIGHTS, IN FAVOR OF THE HOLDER HEREOF AND THE OTHER HOLDERS OF SHARES (AS SUCH TERM IS DEFINED THEREIN), ON CERTAIN ISSUANCES BY THE CORPORATION. A COPY OF SUCH SHAREHOLDERS’ AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

1.12	Section 8.2 – Forced Sale. The date in the second line of Section 8.2 is hereby changed from “April 15, 2016” to “November 4, 2016.”

1.13	Section 12.5 – Termination; Amendment. The reference to “Naxos Observer” in Section 12.5 is deleted and replaced with “Naxos Observers”.

2.	GENERAL

2.1	Definitions. Except as otherwise defined herein, all capitalized terms in this Amendment shall have the meaning ascribed to them in the Shareholders Agreement.

2.2	Entire Agreement. The Shareholders Agreement, as amended by this Amendment, is the complete and exclusive statement of the Agreement between the parties with respect to the subject matter contained herein and supersedes and merges all prior representations, proposals, understandings and all other agreements, oral or written, express or implied, between the parties relating to the matters contained herein.

2.3	Other Provisions Unchanged. Except as amended by this Amendment, all provisions of the Shareholders Agreement remain unchanged and in full force and effect. In the event of any inconsistency between any term or provision of this Amendment and any term or provision in the Shareholders Agreement, the terms and provisions of this Amendment shall govern and prevail.

2.4	Preamble and Schedules. The preamble and the schedules hereto are an integral part of this Amendment and are incorporated by reference herein.

2.5	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.6	Governing Law; Dispute Resolution. This Amendment shall be construed and interpreted in accordance with the laws of the State of Delaware without giving effect to its conflict of laws principles. Any disputes hereunder shall be governed by the dispute resolution provisions set forth in Section 12.10 of the Shareholders Agreement.

(signatures on next pages)

IN WITNESS WHEREOF the parties have signed this Amendment at the place and as of the date first mentioned above.

BioAmber, Inc.

By:	/s/ Jean-François Huc
Name: Jean-François Huc
Title: President

FCPR Sofinnova Capital VI

By:	/s/ Denis Lucquin
Name: Denis Lucquin
Title: Managing Director

MCVP Technology Fund I, LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Kenichi Kimura
Name: Kenichi Kimura
Title: President & CEO

Cliffton Equities Inc.

By:	/s/ Joanne Peluso
Name: Joanne Peluso
Title: President

NAXAMBER S.A.

By:	/s/ Jacques Reckinger
Jacques Reckinger, Director

and

By:	/s/ Christoph Piel
Christoph Piel, Director

Mitsui & Co., Ltd., Principal Investment Div.

By:	/s/ Osamu Nagao
Name: Osamu Nagao
Title: General Manager